UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☒ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PIA VARIABLE LIFE ACCOUNT I

Full Name of Registrant

Former Name if Applicable

600 Dresher Road

Address of Principal Executive Office (Street and Number)

Horsham, Pennsylvania 19044

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant, PIA Variable Life Account I (the “Separate Account” or the Registrant), is a separate account of The Penn Insurance and Annuity Company (the “Company”). On March 12, 2021, the Registrant filed Form N-8A (File No. 811-23646) to register itself (the Separate Account) under the Investment Company Act of 1940. Concurrently with the filing of Form N-8A, the Company filed a Registration Statement on Form N-6 (File No. 333-254206) to register variable life insurance policies (to be funded by the Separate Account) under the Securities Act of 1933. On July 2, 2021, the Company filed Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6, which was declared effective by the SEC on July 15, 2021. In connection with the foregoing, the Company also filed financial statements on Form N-VPFS on July 2, 2021. Collectively, the foregoing filings are referred to as the “Filings.”

It has come to the Company’s attention that the Filings were erroneously filed under the Company’s CIK (CIK #0000930665) rather than the Separate Account’s CIK (CIK #0001910169). EDGAR Filing Support has informed us that because no filings have been made under the Separate Account’s CIK, EDGAR will not permit Form N-CEN to be filed under the Separate Account’s CIK. As a result, the Registrant is unable to timely file its Form N-CEN for the Separate Account. The Registrant has been in contact with the SEC Staff to correct the Filings by transferring them from the Company’s CIK to the Separate Account’s CIK in EDGAR. The Registrant intends to file the N-CEN under its CIK when the correction is made. In the event the discrepancy cannot be resolved in a timely manner, the Registrant undertakes to file Form N-CEN under the Company’s CIK no later than the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	John Heiple	215	9568835
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PIA VARIABLE LIFE ACCOUNT I

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	03/15/22	By Thomas Harris	/s/ Thomas Harris
President-Life and Annuities PIA